Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following are excerpts regarding the proposed transaction included in a presentation at an investor conference on February 28, 2017.

DigitalGlobe JP MORGAN GLOBAL HIGH YIELD & LEVERAGED FINANCE CONFERENCE FEBRUARY 2017 See a better world.™ 1 JP Morgan Global High Yield & Leveraged Finance Conference

Forward-Looking Statements

DigitalGlobe

- Certain statements contained herein, including statements about our 2017 outlook and in the management quotation, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," "continue" or "looks forward to" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

- Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause our actual results or performance to differ materially from those indicated by such forward looking statements. With respect to MDA's proposed acquisition of us, some of the risks and uncertainties that could cause actual results to differ include, but are not limited to: the possibility that we may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of our business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional risks and uncertainties that could cause actual results to differ include, but are not limited to: the loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; the availability of government funding for our products and services both domestically and internationally; our ability to meet our obligations under the EnhancedView contract; our reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; loss or damage to the content contained in our ImageLibrary; interruption or failure of our ground systems and other infrastructure; decrease in demand for our imagery products and services; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; failure to obtain or maintain required regulatory approvals and licenses; and, changes in U.S. or foreign law or regulation that may limit our ability to distribute our imagery products and services. Additional information concerning these and other risk factors can be found in our filings with the Securities and Exchange Commission, including Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2016.

- We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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DigitalGlobe Proprietary.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. ("DigitalGlobe") with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. ("MDA"). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission ("SEC"), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe's stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA's corporate website at www.mdacorporation.com or by contacting MDA's Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe's corporate website at www.digitalglobe.com or by contacting DigitalGlobe's Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

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DigitalGlobe Proprietary.

Participants in the Solicitation .A)-._ DigitaiGiobe This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe's stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe's securities by DigitalGlobe's directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additionalinformation about DigitalGlobe's directors and executive officers is also available in DigitalGlobe's proxy statement for its 2016 annualmeeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA's 2016 annualmeeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, willbe set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. be obtained free of charge from the sources indicated above. These documents can 4 DigitaiGiobe Proprietary.

Announced combination with MDA for $2.4 billion in cash and stock Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 (1) MDA will assume $1.2 billion in net debt Fully committed financing in place for cash portion of the purchase price Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; Expect net leverage to be under 3.0x by 2020 Unanimously approved by both Boards of Directors Subject to approval by shareholders of both companies Estimated close in 2H 2017, upon completion of regulatory approvals and other customary conditions 3 members of the DigitalGlobe Board will be appointed to the MDA Board (1) Based on MDA's unaffected closing share price of C$73.40 on the Toronto Stock Exchange (TSX) on February 16, 2017, the day prior to market speculation about a potential combination, and a C$/US$ exchange ratio of 0.7612. • • • • • • • • 22 JP Morgan Global High Yield & Leveraged Finance Conference DigitalGlobe Proprietary.

Benefits of Combination • Increases breadth and depth in geospatial analytics and value-added services • Provides greater access to U.S. Government and international customers • Pro forma capital structure and cash flow profile provides ability to continue to invest to • Eliminate public company costs, strengthen combined procurement, access scale economics 23 JP Morgan Global High Yield & Leveraged Finance Conference DigitalGlobe Proprietary. Attractive Synergies • Enables revenue synergies through complementary capabilities and ability to address larger programs • Expands and builds on SSL’s manufacturing capabilities for future satellite constellations Strong Pro Forma Financials • Contributes significant profitability drive growth Greater Scale and Market Access • Increases scale to serve larger programs and address more complex customer mission needs • Combines best-in-class talent, improving the ability to innovate and enter new markets Expanded Capabilities • End-to-end satellite, imagery and geospatial solutions • Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities Upside Potential for Combined Company • Provides shareowners participation in upside of combined entity with equity stake of 37% • Increase scale and diversifies revenue base • Creates leading provider of satellites, Earth imagery, geospatial data solutions and analytics